UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No.

BIOCLINICA, INC.

(Name of Subject Company)

BIOCLINICA, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00025 per share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

09071B100

(CUSIP Number of Class of Securities)

Mark L. Weinstein

Chief Executive Officer

BioClinica, Inc.

826 Newtown-Yardley Road

Newtown, Pennsylvania 18940-1721

(267) 757-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Emilio Ragosa

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, New Jersey 08540

(609) 919-6600

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Schedule 14D-9 filing consists of the following documents relating to preliminary communications made before the commencement of a planned tender offer by BC Acquisition Corp. (the “Purchaser”), a wholly-owned subsidiary of BioCore Holdings, Inc. (the “Parent”), for all of the outstanding common stock, including the associated preferred share purchase rights, of BioClinica, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of January 29, 2013, among the Parent, the Purchaser and the Company:

(i)   Letter to BioClinica, Inc. employees dated January 30, 2013; and

(ii)  BioClinica, Inc. employee Q&A dated January 30, 2013.

Important Information About the Tender Offer

This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of BioClinica, Inc. The tender offer described herein has not yet been commenced. At the time the tender offer is commenced, affiliates of JLL Partners intend to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission. At the time the tender offer is commenced, BioClinica, Inc. intends to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and, if required, will, file a proxy statement or information statement with the Securities and Exchange Commission in connection with the merger, the second step of the transaction, at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock of BioClinica, Inc. The solicitation of offers to buy common stock of BioClinica will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Stockholders are advised to read the offer to purchase and the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov, or from the information agent JLL selects. In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about BioClinica, Inc., the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to BioClinica, Inc. Attention: Ted Kaminer, Chief Financial Officer, at 826 Newtown-Yardley Rd., Newtown, PA 18940, or on BioClinica’s corporate website at http://www.bioclinica.com.

Forward Looking Statements

Certain matters discussed in this report are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as “believes”, “expects”, “may”, “should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.  Such forward-looking statements include the Company’s decision to enter into an agreement to be acquired by Parent, the ability of the

Company and Parent to complete the transaction contemplated by the definitive agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, and the possibility of any termination of the definitive agreement.  The forward-looking statements contained in this report are based on our current expectations, and those made at other times will be based on our expectations when the statements are made.  Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction; the risk and uncertainty in connection with a strategic alternative process; financial results; the demand for our services and technologies; growing recognition for the use of independent medical image review services; trends toward the outsourcing of imaging services in clinical trials; realized return from our marketing efforts; increased use of digital medical images in clinical trials; integration of our acquired companies and businesses; expansion into new business segments; the success of any potential acquisitions and the integration of current acquisitions; and the level of our backlog are examples of such forward-looking statements; the timing of revenues due to the variability in size, scope and duration of projects; estimates made by management with respect to our critical accounting policies; regulatory delays; clinical study results which lead to reductions or cancellations of projects and other factors, including general economic conditions and regulatory developments, not within our control.  Further information can be found in the Company’s risk factors contained in its Annual Report on Form 10-K for the year ended December 31, 2011 and most recent filings.  The Company does not undertake to update the disclosures made herein, and you are urged to read our filings with the Securities and Exchange Commission.

(i) Letter to BioClinica, Inc. employees dated January 30, 2013.

Everyone:

Earlier this morning we announced that BioClinica plans to go private and merge with CoreLab Partners. I wanted to follow up with each of you to provide a few more details on the path forward. I, along with the management team, am very excited about the development and convinced that this transaction will add significant growth prospects, and make a world leading medical imaging, cardiac services, and eClinical solutions company. It offers significantly enhanced growth prospects given our broad offering, increased scale, strengthened scientific expertise and deep talent bench.

Here are additional details with regards to the transaction:

¾         We have entered into a definitive agreement to be acquired by JLL Partners, a leading private equity firm based in New York City.

¾         CoreLab Partners (CLP), has also agreed to be acquired by JLL Partners. CLP, which is privately held and based in Princeton, New Jersey, provides medical image assessment solutions and centralized cardiac safety and efficacy services.  CLP Partners offers complementary expertise and customer relationships. Ampersand, a private equity firm based in Boston, is the majority owners of CLP.

¾         Following today’s announcement, we expect to take 45 to 60 days to close the transaction. We can then formally begin the process of merging BioClinica and CoreLabs.

¾         I will be the President and CEO of the new combined organization.

¾         BioClinica’s Board of Directors has unanimously approved the transaction.

¾         JLL Partners and Ampersand are committed to financially supporting the growth of the combined company. We envision that growth will come from continued investment in our current businesses and through acquisitions.

Plans going forward

We have significant experience with integration and are putting in place a process for a seamless integration. And while we understand that successful integrations require significant leadership attention, we expect little to change in our day-to-day operations, as we will continue to execute our business as usual with utmost standards of quality.

We remain firmly committed to our strategic direction and are still operating under our approved 2013 operating and capital budget. Our customers will see no disruption and we look forward to your support.

Our ultimate goal is to accelerate the growth of our business, which should create more professional opportunities for you.

It is natural to have questions regarding the transaction and/or integration progress. Please refer any questions to your manager.  If, after speaking to your manager, you have additional questions, please contact Carmella Miller (Carmella.miller@bioclinica.com, x3302) and she will provide you answers. We will work hard to be as responsive and transparent as possible during this process.

Once again, I am very excited about working with CLP, Ampersand, and JLL to grow our business. The combination of BioClinica’s and CLP’s market knowledge and experience, combined with JLL’s and Ampersand’s financial backing, will provide a recipe for continued and accelerated success.

Go Team BioClinica !!

Best,

Mark W.

(ii) BioClinica, Inc. employee Q&A dated January 30, 2013.

BIOCLINICA FREQUENTLY ASKED QUESTIONS FOR EMPLOYEES

Acquisition of BioClinica by JLL Partners

1.   What does today’s announcement mean?

2.   Why does JLL want to purchase BioClinica and CoreLabs?

3.   What opportunities will this transaction create?

4.   What does this mean for BioClinica? For CoreLab Partners?

5.   What does this mean for my job?

Further details on transaction

6.   When will the integration process start? How do you plan to integrate the two companies?

7.   Whose processes and systems will you use in the combined company?

8.   What can I expect during the integration process?

9.   Why did our Board of Directors accept a $7.25 per share offer

10. What happens next?

11. What type of interaction will we have with JLL prior to the close of the transaction?

12. Can we talk about this outside the company?

On-going BioClinica operations

13. Will the current management team remain in place after the transaction closes?

14. What assurances do you have that JLL will support our strategies/initiatives?

15. How will our suppliers be affected?

16. What does this transaction mean for customers/partners?

17. When will customers be notified?

Compensation, Benefit, and Incentives

18. Will there be any changes in our benefits or salaries?

19. When will trading in our stock end?

20. Can we still take planned vacations?

21. Can we trade our company stock (BIOC)?

22. How does the merger affect my vested stock options?

23. Will the vesting for my stock options accelerate at the closing of the transaction with JLL?  In other words, will my unvested options be fully vested at closing?

24. Will employees be able to exercise their vested options between signing and close?

25. What happens to the incentive plans we have had in place? Cash? Stock?

As a JLL/Ampersand company

26. What will be JLL’s and Ampersand’s day-to-day role in the new company?

27. What is it like to be part of a JLL and Ampersand-owned company?

28. How has JLL and Ampersand done when it acquires companies, including any take-private transactions?

29. Does BioClinica plan more acquisitions as a result of this transaction?

30. Please explain JLL’s and Ampersand’s compensation philosophy.  Will there be a new stock option plan?

JLL acquisition of CoreLab Partners

31. How did the dual acquisition and subsequent merger plans come about?

32. What are the plans relating to putting the two Imaging Core Labs together?

33. Will there be a lot of personnel changes?

34. What will be the name of the new company?

RELATING TO THE ACQUISITION OF BIOCLINICA BY JLL PARTNERS

1.   What does today’s announcement mean?

BioClinica, a leading provider of clinical trial management solutions, today announced that it has entered into a definitive agreement to be acquired by a holding company controlled by JLL Partners Inc., a leading private equity firm. Simultaneously, JLL Partners announced that the holding company has reached a definitive agreement to acquire CoreLab Partners, a provider of medical imaging solutions and cardiac safety services based in Princeton, NJ.

Following the proposed acquisitions, BioClinica and CoreLab Partners will be merged to create a leading provider of medical imaging solutions and best-in-class eClinical solutions for clinical trials. Ampersand Capital Partners, which is the majority owner of CoreLab Partners, will also be a significant investor in the combined company.

Now that this agreement is signed, we will begin a process to seek “shareholder approval” for this acquisition through a tender offer process.  The process will take approximately 45-60 days. Once this is done, BioClinica will become a privately owned company and will no longer trade on the NASDAQ. Also, BioClinica and CoreLab Partners will begin to operate as one combined entity. However, from a day to day operations perspective, not much will change.

2.   Why does JLL want to purchase BioClinica and CoreLabs?

There are a number of reasons, including:

•    JLL’s interest and experience in the Clinical Research Area. It is a fundamentally attractive segment with sponsors relying on increased outsourcing. BioClinica’s and CoreLab Partners strong performance (past and future plans)

•    Strength of BioClinica’s and CoreLab Partners’ scientific expertise and talent bench

•    BioClinica’s and CoreLab Partners’ leading market position and positive reputation

•    BioClinica’s and CoreLab Partners’ strategic plan and vision

•    Belief that by becoming private and with infusion of additional equity, growth could be accelerated

•    JLL and Ampersand believe that BioClinica’s and CoreLabs’ Management Team is capable of accelerating growth

3.   What opportunities will this transaction create?

The transaction significantly enhances the growth prospects of the combined company. The combined company is the industry leader in medical imaging and provider of best in class eClinical solutions. More scale, diversified offerings, greater scientific expertise, deep talent bench, access to additional equity to support growth initiatives will create tremendous value.  We will also be able to utilize JLL’s  and Ampersand’s expertise and network in working with CROs to expand our business offerings.

4.   What does this mean for BioClinica? For CoreLab Partners?

Practically speaking it means very little from a day to day perspective. Our plan is to maintain business as usual in the near-term. As highlighted earlier, the combination of two companies significantly enhances prospects for growth. More growth opportunities implies more professional opportunities for employees. Being privately owned will also allow us more flexibility in the way we run the business.  CoreLab Partners is already a privately held company.

5.   What does this mean for my job?

Our goal is to accelerate the growth of our business, which ultimately will create more professional opportunities for employees.  Near term, we will set up a joint Integration Management Office, with support from a variety of teams, to consider how to best combine our companies.  It will be difficult to answer detailed questions on the new company until those teams have a chance to get into this work. In the meantime, we will provide updates on the progress of the integration effort as they are available.

RELATING TO FURTHER TRANSACTION DETAILS

6.   When will the integration process start? How do you plan to integrate the two companies?

The transaction is expected to close approximately 45-60 days from the day of the announcement. We will begin the  integration planning process soon so that we are ready to go as soon as the transaction closes officially. Our primary objective is to maintain business continuity, have no disruption to on-going projects. In addition, we are providing transparency to all our employees so that they understand exactly what is going on, and what they should expect.

7.   Whose processes and systems will you use in the combined company?

The processes and systems used in the combined company will be determined during integration.  We remain committed to using the processes and systems that allow us to best serve our customers. Once again, the emphasis will be not to disrupt on-going projects. We do understand this may mean transition of systems to combined systems over time.

8.   What can I expect during the integration process?

At the highest level you can expect two things: a commitment to maintain business continuity and open and transparent communication from us.  We will reach out to you at appropriate times throughout the integration process with updates.  We also highly value your input and encourage you to get back to us with questions or concerns that you have.

9.   Why did our Board of Directors accept a $7.25 per share offer?

Our Board has unanimously agreed that BioClinica’s acquisition by JLL is in the best interest of shareholders.  A strategic committee of independent directors also retained Excel Partners to advise it on the “fairness” of the transaction—a customary step in the review process. Excel issued a “fairness opinion” based on its analysis of financial, company, and industry data.  With this analysis, Excel Partners further confirmed that the $7.25 per share price is  a fair price to BioClinica shareholders.

10. What happens next?

Within the next 7 business days, a tender offer process will begin, where our stockholders receive an offer to sell their shares for $7.25 a share.  This process will continue for at least 20 business days, or approximately 4 weeks. There will be more detail on the mechanics of the tender offer in a document to be filed, but generally speaking, when all of the shares have been “tendered,” the transaction will close and we will become a private company.

Between now and closing (in approximately 6 weeks), nothing should change from a business or customer perspective.  We will continue to operate our business as a publicly traded company.  During the integration process, we will look to you for your continued leadership. It is very important that everyone continues to focus on our business and on serving customers to the best of our ability. We will provide updates on the progress of the integration management office and integration teams as we review their reports and recommendations.

11. What type of interaction will we have with JLL prior to the close of the transaction?

Subject to applicable legal requirements, during the next 6 weeks, JLL will want to meet additional senior managers of BioClinica and tour our facilities.  As we get closer to the closing date of the transaction, we anticipate that senior managers will be meeting with members of JLL in order to help them better understand the organizational structure and roles of each group.

12. Can we talk about this outside the company?

We announced the transaction in a press release, which contains information that is now public.  You are free to talk about the transaction, but must limit your comments to publicly available information (i.e., the press release) as well as any additional written information that we have provided to you.  Any press inquiries and investor questions should be directed to Stephanie Later (x3097) and she will forward any of these requests to the appropriate leaders in the organization.  Other than referring inbound contact, no one should have contact with the media.

RELATING TO ON-GOING BIOCLINICA OPERATIONS

13. Will the current management team remain in place after the transaction closes?

Our senior management team is very excited to work with JLL, Ampersand, and CoreLab Partners to grow our business.  We believe that the combination of BioClinica’s and CoreLab Partners’ market knowledge and experience, together with JLL’s and Ampersand’s financial backing, will provide a platform for accelerated success. Specific questions on how the merged company will operate can be answered when the joint integration management teams have completed their work and made recommendations on how to best integrate BioClinica and CoreLab Partners.

14. What assurances do you have that JLL will support our strategies/initiatives?

JLL is very aware and supportive of our current strategy.  There have been numerous presentations and discussions to be certain that BioClinica and JLL are aligned in their   views of where the company should head. JLL’s interest in BioClinica reflects their belief in our strategy, and their confidence that with their backing, we can achieve the goals we have set in our financial plans.  JLL has an excellent track record of working with management of their portfolio companies. Its goal is to build great companies through organic growth and acquisitions.

15. How will our suppliers be affected?

We do not anticipate any effect on our suppliers.

16. What does this transaction mean for customers/partners?

Practically speaking on a day to day basis, it will be business as usual. Our combined company is now the world’s leading provider of medical imaging services and best in class eClinical solutions. We believe with increased scale, diversified offerings, deep scientific expertise and talent bench we will be able to accelerate our growth. We will continue to focus on world class customer service and delivery in each of our projects. We are also being very proactive with planning our integration process. We are taking utmost seriously, our primary objective of not causing any disruption to on-going projects and maintaining business continuity.

17. When will customers be notified?

Customers will receive a communication describing the transaction over the next few days.  We are working together with BD to align on the action plan to reach out to customers and understand their concerns/suggestions.

RELATING TO COMPENSATION, BENEFIT AND INCENTIVES

18. Will there be any changes in our benefits or salaries?

As an organization we are committed to providing competitive salary and benefit packages. As we work through the integration, similar philosophy will guide our decisions.

19. When will trading in our stock end?

The public trading in our stock will be suspended on the closing date of the transaction-- approximately 45-60 days after today’s announcement  Following the closing, our common stock will no longer be listed on the NASDAQ Global Market, or registered under the Securities Exchange Act of 1934, as amended.

20. Can we still take planned vacations?

Yes, although vacation schedules, as is customary, must be approved by your manager.

21. Can we trade our company stock (BIOC)?

You may not trade (except as provided in the penultimate sentence of this paragraph) in our stock until our preliminary tender offer statement has been filed with the SEC.  We expect this to happen within the next 7 business days.  Even after that, all trades must still be made in compliance with our insider trading policies, which state that you may not trade at any time that you are in possession of material non-public information.  You may continue to exercise options for cash or through a share exchange with BioClinica, and we will also permit a cashless exercise of options for those options that expire within the next 7 business days.  Please contact Maria Kraus (x3023) if you have any questions about whether you can or cannot trade in our BIOC stock.

22. How does the merger affect my vested stock options?

Prior to completion of the merger (before the final closing), your rights have not changed with regard to your vested options.  You are free to exercise any vested options in accordance with your option grant.  Immediately following the final closing, all stock options that have not been exercised will be cashed out or closed, depending on the strike price of the option.

23. Will the vesting of my stock options accelerate at the closing of the transaction with JLL?  In other words, will my unvested options be fully vested at closing?

All stock options for employees will immediately vest upon the close of the transaction with JLL.  All “in-the-money” options ( i.e., options with an exercise price below $7.25 a share) will be cashed out, and all options with an exercise price above $7.25 a share will be cancelled.  Here is an example of how “in-the-money” options will accelerate and be cashed out:

•    Employee received an option for 1,000 shares on 04/01/2011 with an exercise price of $6.00 and 25% of shares vest per year.

•    As of 4/9/12 employee has 250 vested options and 750 unvested options.

•    Upon the closing of the JLL transaction, all 1,000 of the options will be vested

•    Employee will receive cash:  1,000 x ($7.25 - $6.00) =  $1,250 ( less applicable taxes)

Holders of outstanding options may be required to sign option cancellation agreements and other customary forms in connection with the cash payout.  We will contact those option holders who will need to sign agreements.

24. Will employees be able to exercise their vested options between the announcement of the agreement and the close?

Yes.

25. What happens to the incentive plans we have  in place?  Cash? Stock?

All incentive plans are intact through 2012.  Any equity (i.e. options or restricted stock) incentive plans will discontinued due to our new private company status.  Senior management will work with JLL to determine proper incentive plans going forward. Employees with commission plans will continue to operate under the same plans for 2013.

RELATING TO AS A JLL/AMPERSAND COMPANY

26. What will be JLL’s and Ampersand’s roles day-to-day?

Our management team will continue to manage and guide the strategy and the day to day operations of the combined business.  JLL and Ampersand will be represented in our Board of Directors. In that role, they will provide input on the strategic direction of the combined entity. JLL and Ampersand are also committed to support the growth prospects of the combined entity through infusion of capital and networks.

27. What is it like to be part of a JLL and Ampersand owned company?

The key rationale for the transaction is JLL’s and Ampersand’s focus on long term-strategy and investment returns. As such, JLL and Ampersand are focused on building long term equity value for its investors. And in order to do so, the vast majority of employees will operate as they do today without any noticeable differences, to best bring out the value of BioClinica.

28. How has JLL done when it acquires companies, including any take-private transactions?

JLL has invested over $4B in various companies and a number of these have been take-private transactions. It invests in growth situations and has helped guide many of its portfolio companies to far greater success—and in turn has become one of the most successful investors in the healthcare sector itself.

29. Does the company plan more acquisitions as a result of this announcement?

We have been and will continue to assess potential acquisitions that will accelerate our growth and further leverage the investments we have made in the market.  The financial analysis around determining whether any given acquisition is appropriate will not change, but what will change is that the capital required to complete the acquisition will most probably be provided by JLL Partners.

30. Please explain JLL’s and Ampersand’s compensation philosophy. Will there be a new stock option plan for employees?

JLL’s and Ampersand’s compensation philosophy focuses on how to best ensure the growth and expansion of the new company. In many situations, this means maintaining existing company policies for providing competitive salary and benefit packages to employees.

RELATING TO THE JLL PARTNERS ACQUISITION OF CORELAB PARTNERS

31. How did the dual acquisition and subsequent merger plans come about?

JLL and Ampersand had the vision to put BioClinica together with CoreLab Partners.  Due diligence was conducted by JLL on both organizations.  During discussions with JLL, our management team made it very clear that it would completely support a combination with CoreLab Partners as a way to increase our efficiencies and grow our business.

32. What are the plans relating to putting the two Imaging Core Labs together?

Ultimately, the two groups will be brought together. In that the investigation and planning for the integration is just beginning, it will take a number of months to actually start the integration process.  Primary focus for the integration is to be certain that nothing we do will be disruptive to ongoing projects for either legacy CLP or BioClinica.

JLL and Ampersand have a very high regard for the caliber of BioClinica’s people and we are committed to make the integration process as clear, equitable and transparent as possible. However, it is too early to say exactly how the companies will be integrated. R&D, marketing, sales, operations, customer service, general administration, etc., will be reviewed to determine the best way to integrate the two companies.

33. Will there be a lot of personnel changes?

We do not anticipate any significant personnel changes. We are setting up joint integration teams to think through the integration process.  We expect that communication and consultation with employees will form a critical element of the integration process. We are confident that the combined company will create more opportunities for our employees, and make us an even stronger choice for talent in this space.

34. What will be the name of the new company?

The combined company will be called BioClinica going forward. However, we are very aware of the excellent reputation and brand names that each of the companies has built over time. Our marketing organization, in collaboration with you as customers will make this transition over the coming months. Furthermore, we are committed to maintaining our world class standards of quality and customer service which will not be impacted because of the name change.